E1	Shell Annual Report and Form 20-F 2011
Exhibits

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES			$ MILLION
	2011	2010	2009	2008	2007

Pre-tax income from continuing operations before income from equity investees	46,923	29,391	16,044	43,374	42,342
Total fixed charges [A]	1,608	1,684	1,669	2,009	1,840
Distributed income from equity investees	9,681	6,519	4,903	9,325	6,955
Less: interest capitalised	674	969	1,088	870	667

Total earnings	57,538	36,625	21,528	53,838	50,470

Interest expensed and capitalised [A]	1,209	1,218	902	1,371	1,235
Interest within rental expense	399	466	767	638	605

Total fixed charges	1,608	1,684	1,669	2,009	1,840

Ratio of earnings to fixed charges	35.78	21.75	12.90	26.80	27.43

[A]	With effect from 2011, accretion expense is excluded from interest expensed and fixed charges. Comparative information is presented consistently.